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                     June 2, 2023

       Nanci Prado
       Deputy General Counsel
       LEVI STRAUSS & CO.
       1155 Battery Street
       San Francisco, CA 94111

                                                        Re: LEVI STRAUSS & CO.
                                                            Form 10-K for the
Fiscal Year Ended November 27, 2022
                                                            Response Dated May
2, 2023
                                                            File No. 001-06631

       Dear Nanci Prado:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing